EXHIBIT 21

Subsidiaries of The Money Tree Inc.

Subsidiary	State of Incorporation

Home Furniture Mart, Inc.	Georgia
Money To Lend Of Louisiana, Inc.	Louisiana
Small Loans, Inc.	Georgia
The Money Tree of Florida, Inc.	Georgia
The Money Tree of Georgia, Inc.	Georgia

Subsidiaries of The Money Tree of Georgia Inc.

Best Buy Autos of Bainbridge, Inc.	Georgia
Buyer’s Choice Motor Company	Georgia
Buyer’s Choice Finance Company	Georgia
Money To Lend, Inc.	Georgia
The Money Tree/Vanmart, Inc.	Alabama